                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K
                                 ANNUAL REPORT
                       Pursuant to Section 15(d) of the
                      Securities and Exchange Act of 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1999
                               -----------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________ to ________

     Commission file number   0-3658

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                   The First American Financial Corporation
                              401(k) Savings Plan

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                        The First American Corporation
                             1 First American Way
                         Santa Ana, California  92707

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The First American Financial Corporation
401(k) Savings Plan


Index                                                                    Page
-----                                                                   ------

Exhibit 23.1  Consent of Independent Accountants                           3

Signature                                                                  4

Report of Independent Accountants                                          6

Financial Statements

  Statements of Net Assets Available for Benefits, as of
    December 31, 1999 and 1998                                             7

  Statements of Changes in Net Assets Available for Benefits,
    for the years ended December 31, 1999 and 1998                         8

  Notes to Financial Statements                                            9

Supplemental Schedule:

  Line27a - Schedule of Assets held for Investment Purposes
    as of December 31, 1999                                               14


Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to The First American Financial Corporation 401(k) Savings Plan.

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                                                                    Exhibit 23.1

                      CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-32871 and 333-80179) of The First American Corporation of our report dated June 23, 2000, relating to the financial statements of The First American Financial Corporation 401(k) Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Newport Beach, California
June 27, 2000

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SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              The First American Financial Corporation
                              401(k) Savings Plan


Date:  June 27, 2000          By:  /s/ Thomas A. Klemens
                                   -----------------------------------

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The First American
Financial Corporation
401(k) Savings Plan
Report on Audited Financial Statements and
Supplemental Schedules
As of December 31, 1999 and 1998, and
for the Years Ended December 31, 1999 and 1998

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                       Report of Independent Accountants


To the Participants and Administrator of The First American Financial Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The First American Financial Corporation 401(k) Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial of statements taken as a whole. The supplemental schedule, assets held for investment purposes, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Newport Beach, California
June 23, 2000

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The First American Financial Corporation
401(k) Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                       1999            1998
                                                   ------------    ------------

Assets:

  Investments, at fair value                       $140,800,296    $119,380,810

  Cash                                                   71,521          73,974

  Receivables:
    Interest                                             69,605          40,787
    Dividends                                           147,575         121,006
    Participant contributions                           250,538         119,291
    Employer contributions                            9,835,896      11,871,963
                                                   ------------    ------------
         Total receivables                           10,303,614      12,153,047
                                                   ------------    ------------
         Total assets                               151,175,431     131,607,831
                                                   ------------    ------------

Liabilities:

  Administrative expenses payable                       183,037          80,656
                                                   ------------    ------------
         Total liabilities                              183,037          80,656
                                                   ------------    ------------
         Net assets available for benefits         $150,992,394    $131,527,175
                                                   ============    ============

  The accompanying notes are an integral part of these financial statements.

The First American Financial Corporation
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

Additions:
 Net appreciation (depreciation) in fair value of instruments     $(23,051,972)    $ 22,152,669
 Interest income                                                       614,445          451,386
 Dividend income                                                     1,666,708        3,014,722
                                                                  ------------     ------------
   Total investment income (loss)                                  (20,770,819)      25,618,777
                                                                  ------------     ------------

Contributions:
  Participants                                                      55,101,115       26,154,571
  Employer                                                          20,541,812       22,388,920
                                                                  ------------     ------------
    Total contributions                                             75,642,927       48,543,491
                                                                  ------------     ------------
    Total additions                                                 54,872,108       74,162,268
                                                                  ------------     ------------

Deductions:
 Benefits paid to participants                                     (34,007,732)      (8,545,848)
 Administrative expenses                                            (1,399,157)        (562,998)
                                                                  ------------     ------------
    Total deductions                                               (35,406,889)      (9,108,846)
                                                                  ------------     ------------
    Increase in net assets                                          19,465,219       65,053,422
                                                                  ------------     ------------
Net assets available for benefits:
 Beginning of year                                                 131,527,175       66,473,753
                                                                  ------------     ------------
 End of year                                                      $150,992,394     $131,527,175
                                                                  ------------     ------------

  The accompanying notes are an integral part of these financial statements.

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The First American Financial Corporation
401(k) Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

1. Description of the Plan

   The following description of The First American Financial Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution profit sharing plan covering all U.S. employees of The First American Corporation (the "Company"). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Upon enrollment in the Plan a participant may direct contributions in 5% increments in any of six investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options as of the first day of each calendar month, depending upon the completion of an appropriate form by a specified date.

   Contributions
   Participants may contribute from 1% to 12% of pretax annual compensation, as defined by the Plan. Contributions are subject to certain limitations. The Company matches 50% of the first $500 of a participant's contribution. Additional amounts may be contributed by the Company at the option of the Company's Board of Directors and are based on the pretax profitability of the Company for the year. Discretionary profit sharing contributions were $9,817,498 and $11,827,985 for the years ending December 31, 1999 and 1998, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

   Participant accounts
   Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) the earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitle to the benefit is the benefit that can be provided from the participant's vested account.

   Vesting
   Participants are immediately vested in their contributions, the Company's contributions plus actual earnings thereon.

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The First American Financial Corporation
401(k) Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

   Payment of benefits
   The plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw up to 70% of their account balances, as defined by the Plan in the event of financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code ("IRC").

2. Summary of Significant Accounting Policies

   Basis of accounting
   The accompanying financial statements have been prepared under the accrual method of accounting.

   Investment valuation and income recognition
   Investments in mutual funds and common stock are stated at quoted market prices (except for the Money Market Fund, which is recorded at amortized cost which approximates market value). Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized on an accrual basis as earned. Gains or losses from securities' transactions are computed based on average cost.

   The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Payment of benefits
   Benefits are recorded when paid.

   Use of estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

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The First American Financial Corporation
401(k) Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

   Risks and uncertainties
   The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

   Investments
   The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

                                                                    December 31,
                                                           -----------------------------
                                                               1999            1998
                                                           ------------     ------------
   Mutual funds
    Templeton Foreign Fund                                 $ 18,398,383     $ 10,126,922
    Schroder U.S. Smaller Companies Fund                     21,474,883       13,206,834
    Performance Equity Fund Institutional Class              45,000,929       28,981,835
    T. Rowe Price U.S. Treasury Intermediate Fund             9,661,493        7,063,240
    First Choice Cash Reserve Fund Institutional Class       15,670,175       10,109,284

   Common Stock
    The First American Corporation                           30,594,433       49,892,695
                                                           ------------     ------------
                                                           $140,800,296     $119,380,810
                                                           ------------     ------------

   During 1999 and 1998, the Plan's investments (including gains and losses on investments sold as held during the year) (depreciated) appreciated in value by $(23,051,972) and $22,152,669, respectively, as follows:

                                                               1999              1998
                                                           ------------     ------------
   Mutual funds                                            $ 11,399,035     $  1,622,881
   Company common stock                                     (34,451,007)      20,529,788
                                                           ------------     ------------
                                                           $(23,051,972)    $ 22,152,669
                                                           ------------     ------------

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The First American Financial Corporation
401(k) Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

3. Related Party Transactions

   Certain plan investments are shares of mutual funds managed by First American Trust Company, a wholly-owned subsidiary of the Company. First American Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for the investment management services were $1,399,157 and $562,998 for the years ended December 31, 1999 and 1998, respectively.

   The Company, which also qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $620,385 and $76,562 for the years ended December 31, 1999 and 1998, respectively.

2. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

5. Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated February 11, 1997, that the Plan is designated in accordance with applicable section s of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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                             SUPPLEMENTAL SCHEDULE

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The First American Financial Corporation
401(k) Savings Plan

Line 27a - Schedule of Assets Held for Investment Purposes
As of December 31, 1999
--------------------------------------------------------------------------------

Identity of Issue                                             Current Value
-----------------                                             -------------
   The First American Corporation Common Stock                 $ 30,594,433

   Templeton Foreign Fund                                        18,398,383

   Schroder U.S. Small Companies Fund                            21,474,883

   Performance Equity Fund Institutional Class                   45,000,929

   T. Rowe Price U.S. Treasury Intermediate Bond Fund             9,661,493

   First Choice Cash Reserve Fund Institutional Class            15,670,175
                                                               ------------
                                                               $140,800,296
                                                               ============